Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestreaming ecommerce services, business management and information systems consulting services. In April 2023, we disposed of our legacy ceramic tile manufacturing business.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% owned subsidiary, Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) and its subsidiaries, Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), and Wenzhou Kylin. We aim to provide a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer brand goods, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. We then connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. The hosts and influencers register and claim the tasks for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on the SaaS platform and report the sales results to our customers. We have expanded our reach to second and third tier cities in China where livestreaming ecommerce has a high conversion rate.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers.

Hainan Kylin started its business in September 2021. For the six months ended June 30, 2023, Hainan Kylin comprised most of our ongoing business operations and accounted for 98.1% of our total revenue.

Ceramic Tile Business

We historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. We are manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles.

For the six months ended June 30, 2023, we did not produce any ceramic tiles and only had sales from our existing inventory, as compared with the six months ended June 30, 2022, when we utilized production facilities capable of producing 0.8 million square meters and generated sales from newly manufactured products.

Over the last two years, the Company enacted a strategic transition to pivot towards high growth technology areas which included the acquisition of a livestreaming ecommerce business. In December 2022, the Company’s Board of Directors unanimously agreed to divest its ceramic tile building materials business. A special meeting of the Company’s shareholders was held on February 21, 2023, and the shareholders approved the sale of this business. On April 28, 2023, this transaction closed, and the Company transferred its ownership of the ceramic tile manufacturing business to New Stonehenge Limited, which, as a result, assumed all of its assets and liabilities.

Business Management and Consulting Business

We also provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers’ businesses. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to provide our customers with customized solutions to help them solve complex business problems.

Impacts of COVID-19

We had experienced significant adverse impacts in our legacy ceramic tile business resulting from the COVID-19 pandemic and the related public health orders. The COVID-19 pandemic disrupted supply chains and affected production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. We experienced reduced demand for our ceramic tile products and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. The impact of the COVID-19 outbreak had a material adverse impact on our operations and financial results for our legacy ceramic tile business. Our consulting income also decreased significantly due to the impact of Covid-19 pandemic. However, our livestreaming ecommerce business was not impacted by Covid-19 pandemic but realized significant growth due to its nature of internet-based business without in-person interaction. In early December 2022, China announced a nationwide loosening of its zero-COVID policy. However, the impact of COVID-19 pandemic still depends on the future developments of the coronavirus, including new information concerning the global severity of and actions taken to contain a pandemic, or the appearance of new or more severe strains of the coronavirus, which are highly uncertain and unpredictable. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2023 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

A.	Operating Results

The following table sets forth our financial results for the six months ended June 30, 2023 and 2022, respectively:

RMB’000	2023	2022

Net sales	309,250	118,246

Cost of goods sold	262,055	116,340

Gross profit	47,195	1,906

Other income	2,831	1,632
Selling and distribution expenses	(49,194)	(1,876)
Administrative expenses	(38,715)	(6,405)
Bad debt reversal	-	5,293
Finance costs	-	(14)
Other expenses	-	(4)

Income (loss) before taxation	(37,883)	582

Income tax expense	2	83

Net income (loss from continuing operations	(37,885)	499

Discontinued operations
Gain on disposal of discontinued operations	73,846	-
Loss from discontinued operations	(1,385)	(26,245)

Net income (loss)	34,576	(25,746)

Net income (loss) attributable to:
Equity holders of the Company	34,613	(29,335)
Non-controlling interest	(37)	3,589
Net income (loss)	34,576	(25,746)

Net income (loss) attributable to the equity holders of the Company arise from:
Continuing operations	(37,848)	(3,090)
Discontinued operations	72,461	(26,245)

The following table shows the Company’s operations by business lines for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended June 30,
	2023	2022
	RMB’000	RMB’000
Revenues
Discontinued operations
Sales of tile products	2,701	16,716
Continuing operations
Consulting income / software	3,302	5,952
Livestreaming ecommerce	305,948	112,293
Total revenues	311,951	134,961

Cost of revenues
Discontinued operations
Sales of tile products	7,557	19,026
Continuing operations
Consulting income / software	8,151	7,123
Livestreaming ecommerce	253,904	109,216
Total cost of revenues	269,612	135,365

Operating costs and expenses
Discontinued operations
Sales of tile products	3,244	13,823
Continuing operations
Consulting income / software	2,584	3,275
Livestreaming ecommerce	53,187	2,450
Other	32,139	2,570
Total operating costs and expenses	91,154	22,118

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	(1,000)	18,829
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	-	(5,293)
Total bad debt expense	(1,000)	13,536

Other expenses
Continuing operations
Livestreaming ecommerce	-	4
Total other expenses	-	4

Other income
Discontinued operations
Sales of tile products	5,716	8,716
Continuing operations
Consulting income / software	74	36
Livestreaming ecommerce	1,070	1,489
Other	1,687	158
Total other income	8,547	10,399

Loss from operations
Discontinued operations
Sales of tile products	(1,384)	(26,246)
Continuing operations
Consulting income / software	(7,359)	(4,410)
Livestreaming ecommerce	(73)	7,405
Other	(30,452)	(2,412)
Loss from operations	(39,268)	(25,663)

Description of Selected Income Statement Items

Revenue from sales of livestreaming ecommerce business. Beginning in September 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin and its subsidiaries. For the six months ended June 30, 2023 and 2022, respectively, we generated RMB 305.9 million (US$ 44.2 million) and RMB 112.3 million (US$ 17.3 million) in revenue from this business.

Revenue from sales of ceramic tile products. We historically generated revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the six months ended June 30, 2023 and 2022, respectively, we generated RMB 2.7 million (US$ 0.4 million) and RMB 16.7 million (US$ 2.6 million) in revenue from this business.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the six months ended June 30, 2023 and 2022, we generated RMB 3.3 million (US$ 0.5 million) and RMB 6.0 million (US$ 0.9 million).

Cost of revenues.

Cost of revenues for livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was RMB 253.9 million (US$ 36.6 million) and RMB 109.2 million (US$ 16.9 million) for the six months ended June 30, 2023 and 2022, mainly consisting of professional costs for outsourcing technology services.

Cost of revenues for tile products. Cost of revenues for tile products consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials and related expenses. For the six months ended June 30, 2023 and 2022, we had cost of revenues related to tile products of RMB 7.6 million (US$1.1 million) and RMB 19.0 million (US$ 2.9 million), respectively.

Cost of revenues for business management and information system consulting services. For the six months ended June 30, 2023 and 2022, we had cost of revenues related to business management and consulting income of RMB 8.2 million (US$ 1.2 million) and RMB 7.1 million (US$ 1.1 million), which mainly consisted of professional costs for outsourcing technology services.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, travel expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to remain constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the six months ended June 30, 2023 and 2022 is 25% for Hengda, Hengdali and Hainan Kylin Cloud Services Technology, and 5% for Chengdu Future, Antelope Chengdu, Anhui Kylin Cloud Services Technology and Hangzhou Kylin Cloud Services Technology.

Results of Operations

Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenue from livestreaming ecommerce.

For the six months ended June 30, 2023 and 2022, revenue from the livestreaming ecommerce was RMB 305.9 million (US$ 44.2 million) and RMB 112.3 million (US$ 17.3 million), representing an increase of RMB 193.7 million, or 172%. The significant increase was because the rapid growth of livestreaming industry ecommerce in China, and our clientele base increased as well. In the first six months of 2023, the Company had business engagements with more than 50 clients, which represented an increase of nearly 20 clients compared to the same period in 2022. Among these clients, the top five major clients generated revenue of RMB 160 million in the first half of the year. Additionally, the Company added a new promotional service application DOU+, which contributed an additional revenue of over RMB 38.0 million (US$ 5.5 million) by selling the customized DOU+ application to customers. DOU+ is a live broadcast room targeting tool that has been designed by Douyin, the short-video platform that currently has largest number of users in China (the mainland Chinese counterpart of TikTok). DOU+ is a tool provided to anchors on Douyin that can effectively increase the exposure, interaction and popularity of the live broadcast room, which helps merchants solve the problem of having only a small number of people in the live broadcast room. We sell customized DOU+ applications to our customers that specifically fits their needs at a preferential price.

Revenue from sales of tile products.

Revenue from sales of tile products was RMB 2.7 million (US$ 0.4 million) for the six months ended June 30, 2023, compared to RMB 16.7 million (US$ 2.6 million) for the six months ended June 30, 2022, representing a decrease of RMB 14.0 million, or 83.8%. The decrease in revenue was primarily due to the continued slow real estate and construction industry in China.

Revenue from business management and information system consulting services.

Revenue from business management and information system consulting services was RMB 3.3 million (US$ 0.5 million) for the six months ended June 30, 2023, compare to RMB 6.0 million (US$ 0.9 million) for the six months ended June 30, 2022, representing a decrease of RMB 2.7 million or 45%. The decrease in revenue was primarily due to the decreased sales of Chengdu Future. Due to intense market competition and lack of efficient marketing and promotional efforts, Chengdu Future was unable to attract and obtain new customers for the six months ended June 30, 2023, and this segment only generated revenue from the service contracts that were previously entered into. In addition, management focused more attention and allocated more resources to the livestreaming ecommerce segment.

Cost of revenues for livestreaming ecommerce.

Cost of sales for the livestreaming ecommerce was RMB 253.9 million (US$ 36.6 million) and RMB 109.2 million (US$ 16.9 million) for the six months ended June 30, 2023 and 2022. For the six months ended June 30, 2023 and 2022, our cost of sales mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from the rapid growth of this business. In addition, the cost for customized DUO+ application sales was RMB 37.0 million (US$ 5.3 million).

Cost of revenues for sales of tile products.

Cost of revenues for sales of tile products was RMB 7.6 million (US$ 1.1 million) for the six months ended June 30, 2023 compared to RMB 19.0 million (US$ 2.9 million) for the six months ended June 30, 2022, representing a decrease of RMB 11.5 million, or 60.0%. The decrease in cost of sales was primarily due to this segments discontinued operations.

Cost of sales for business management and information system consulting services.

Cost of sales for business management and consulting services was RMB 8.2 million (US$ 1.2 million) and RMB 7.1 million (US$ 1.1 million) for the six months ended June 30, 2023 and 2022.

Gross profit for livestreaming ecommerce. Gross profit for the livestreaming ecommerce was RMB 52.0 million (US$ 7.5 million) and RMB 3.1 million (US$ 0.5 million) for the six months ended June 30, 2023 and 2022.

Gross loss for sales of tile products. Gross loss for the tile products was RMB 4.9 million (US$ 0.7 million) and RMB 2.3 million (US$ 0.4 million) for the six months ended June 30, 2023 and 2022.

Gross loss for business management and consulting. Gross loss for the business management and consulting services was RMB 4.8 million (US$ 0.7 million) and RMB 1.2 million (US$ 0.2 million) for the six months ended June 30, 2023 and 2022.

Other income. Other income for the six months ended June 30, 2023 was RMB 2.8 million (US$ 0.4 million), as compared to RMB 1.7 million (US$ 0.2 million) for the same period of 2022. For the six months ended June 30, 2023, other income mainly consists of a government grant of RMB 307,000, interest income of RMB 530,000, loan forgiveness of RMB 1.2 million and other income RMB 834,000.

For both 2023 and 2022, we had other income from the discontinued operation of RMB 5.7 million (US$ 0.8 million) and RMB 8.7 million (US$1.3 million), which were mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were RMB 49.2 million (US$ 7.1 million) for the six months ended June 30, 2023, compared to RMB 1.9 million (US$ 0.3 million) for the six months ended June 30, 2022, representing an increase of RMB 47.3 million, or 2,522.3%. The increase in selling and distribution expenses was primarily due to an increased advertising and promotion expense of RMB 44.6 million, an increased commission expense of RMB 2.6 million, and an increased travel expense of RMB 0.1 million, due to the significant growth of our livestreaming ecommerce business. For the six months ended June 30, 2023 and 2022, we had selling and distribution expenses RMB 1.5 million (US$ 0.2 million) and RMB 3.0 million (US$ 0.5 million) from our discontinued operations.

Administrative expenses. Administrative expenses were RMB 38.7 million (US$ 5.6 million) for the six months ended June 30, 2023, compared to RMB 6.4 million (US$ 1.0 million) for the six months ended June 30, 2022, representing an increase of RMB 32.3 million, or 504.4%. The increase in administrative expenses was primarily due to an increase in (i) stock compensation expense of RMB 19.7 million, (ii) an RMB 0.1 million increase in research and development expenses, (iii) an RMB 2.8 million increase in payroll expenses, (iv) an RMB 1.4 million increase in audit fee, (v) an RMB 2.6 million increase in professional fee, (vi) an RMB 1.2 million increase in business appraisal fee, (vii) an RMB 2.5 million increase in business entertainment and promotion expense resulting from our new subsidiaries and increased sales, (ix) an RMB 0.5 million increase in travel expense (x) an RMB 0.3 million increase in Nasdaq listing fee, (xi) an RMB 0.3 million increase in rent expense, (xii) an RMB 0.3 million increase in the annual meeting fee, and (xiii) an RMB 0.6 million increase in other G&A expenses due to the increased expense resulting from our new subsidiaries. For the six months ended June 30, 2023 and 2022, we had administrative expenses of RMB 1.4 million (US$ 0.2 million) and RMB 10.1 million (US$ 1.6 million) from discontinued operations.

Bad debt expense (reversal). Bad debt reversal was RMB nil (US$ nil) for the six months ended June 30, 2023, compared to RMB 5.3 million (US$ 0.8 million) for the six months ended June 30, 2022. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. For the six months ended June 30, 2023 and 2022, we have bad debt reversal of RMB 1.0 million (US$ 0.1 million) and bad debt expense of RMB 18.8 million (US$ 2.9 million) from discontinued operations.

Finance costs. Finance costs were RMB nil (US$ nil) for the six months ended June 30, 2023, compared to RMB 14,000 (US$ 2,161) for the six months ended June 30, 2022. The decrease was mainly due to the decrease of interest expense on lease liabilities. We adopted IFRS 16 during the year ended December 31, 2019, and recognized lease liabilities in relation to leases which had previously been classified as “operating leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The difference between the actual payment and lease liabilities was the interest expense. For the six months ended June 30, 2023 and 2022, we had a financial cost of RMB 0.3 million (US$ 42,290) and RMB 0.7 million (US$ 0.1 million) from discontinued operations.

Income (loss) before taxation. Loss before taxation was RMB 37.9 million (US$ 5.5 million) for the six months ended June 30, 2023, as compared to an income before taxation of RMB 582,000 (US$ 90,000) for the six months ended June 30, 2022. The increase in loss before taxation was mainly due to an increase in selling and distribution expense, increased administrative expenses, and a decrease in the reversal of the bad debt expense of our continued operations, which was partly offset by increased gross profit as described above. For the six months ended June 30, 2023 and 2022, we had a loss before taxation of RMB 1.4 million (US$ 0.2 million) and RMB 26.2 million (US$ 4.1 million) from discontinued operations. In addition, we had a RMB 73.8 million (US$ 10.6 million) gain from disposal of our tile subsidiaries.

Income taxes. We incurred an income tax expense of RMB 2,000 (US$ 300) for the six months ended June 30, 2023 compared to an income tax expense of RMB 83,000 (US$ 13,000) for the six months ended June 30, 2022. Our PRC statutory enterprise income tax rate was 25% for the six months ended June 30, 2023 and 2022.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company from continued operations was RMB 37.9 million (US$ 5.5 million) for the six months ended June 30, 2023, as compared to a loss attributable to the Company’s shareholders of RMB 3.1 million (US$ 0.5 million) for the six months ended June 30, 2022. The increase in net loss attributable to shareholders in 2023 was attributable to the reasons described above. For the six months ended June 30, 2023 and 2022, we had income attributable to equity holders of the Company of RMB 72.5 million (US$ 10.5 million) and loss of RMB 26.2 million (US$ 4.1 million) from discontinued operations.

Net income (loss) attributed to non-controlling interest. Net loss attributed to non-controlling interest was RMB 37,000 (US$ 5,000) and net income of RMB 3.6 million (US$ 0.6 million) for the six months ended June 30, 2023 and 2022. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

B.	Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2023 and 2022:

RMB (‘000)	2023	2022
Net cash generated from (used in) operating activities	(38,565)	7,623
Net cash generated from / (used in) investing activities	2,185	(8,567)
Net cash generated from financing activities	39,159	(12,030)
Net cash flow	2,779	(12,974)
Cash and cash equivalents at beginning of year	4,242	27,880
Effect of foreign exchange rate differences	(3,881)	97
Cash and cash equivalents at end of year	3,140	15,003

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

On January 10, 2023, the Company entered into a certain securities purchase agreement with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser, pursuant to which the Company agreed to sell 1,625,000 ordinary shares (pre-reverse split), at a per share purchase price of $0.80. The offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of its social ecommerce business and general corporate purposes. The offering closed on January 12, 2023.

On January 13, 2023, the Company entered into a certain securities purchase agreement with a certain purchaser, pursuant to which the Company agreed to sell 1,234,568 ordinary shares (pre-reverse split), at a per share purchase price of $0.81, the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of its social ecommerce business and for general corporate purposes.

On March 30, 2023, the Company entered into a certain securities purchase agreement with five sophisticated investors, pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.88. The gross proceeds to the Company from this offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this offering for general corporate purposes.

Cash flows from operating activities.

Our net cash used in operating activities was RMB 38.6 million (US$ 5.6 million) for the six months ended June 30, 2023, an increase of RMB 46.2 million as compared to a cash inflow of RMB 7.6 million for the six months ended June 30, 2022. The increase of cash outflow was mainly due to an increase in cash outflow on loan receivables of RMB 32.5 million, an increase in cash outflow on other receivables and prepayments of RMB 15.2 million, decreased cash inflow on trade receivables of RMB 4.9 million, increased cash outflow from trade payables of RMB 4.1 million, and an increase in operating cash outflow before working capital changes of RMB 6.8 million, which were partly offset by a decrease in cash outflow from unearned revenue of RMB 8.7 million, a decrease in cash outflow on accrued liabilities and other payables of 2.7 million. Also, there was cash inflow from operating activities of RMB 14.1 million and RMB 8.4 million from our discontinued operations for the six months ended June 30, 2023 and 2022, respectively.

Cash flows from investing activities.

Net cash generated from investing activities for the six months ended June 30, 2023 was RMB 2.2 million (US$ 0.3 million), compared to a cash outflow of RMB 8.6 million for the six months ended June 30, 2022. The decrease in cash outflow was mainly due to the decrease in restricted cash.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 39.2 million (US$ 5.7 million) for the six months ended June 30, 2023, compared to net cash used in financing activities of RMB 12.0 million for the six months ended June 30, 2022, primarily due to an increase in the issuance of share capital by RMB 53.1 million for the six months ended June 30, 2023, which was partly offset by a decrease in capital contribution from noncontrolling interest of RMB 2.5 million. For the six months ended June 30, 2023 and 2022, net cash used in financing activities includes a cash outflow of RMB 14.3 million (US$ 2.1 million) and RMB 14.3 million from our discontinued operations, respectively.

Cash and bank balances were RMB 3.1 million (US$ 0.4 million) as of June 30, 2023, as compared to RMB 3.9 million as of December 31, 2022.

As of June 30, 2023, our total outstanding bank loan amounts were nil.

There were no commitments for advertising and insurance expenditure as of June 30, 2023.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Credit Management

Credit terms from our suppliers

Our typical credit terms from our major vendors are from 1 to 4 months after the service have been delivered.

Our average trade payables’ turnover for our livestreaming ecommerce for the six months ended June 30, 2023 and 2022 are as follows:

	2023	2022
Trade payables (RMB’000)	2,594	422
Trade payables turnover (days) (1)	2	0.3

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 181 days.

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on property, plant and equipment. The capital expenditures for the six months ended June 30, 2023 and 2022 were RMB 500,000 and RMB 11,000, respectively.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of June 30, 2023:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Short-term debt obligations	—	—	—	—	—
Promissory note	9,268	9,268	-	—	—
Total	9,268	9,268	-	—	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.0% in 2022, and 2.1% in 2023 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

We do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of June 30, 2023 and December 31, 2022 were RMB 3,140,000 and RMB 3,936,000, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of June 30, 2023
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	2,594	—	2,594
Amounts owed to related parties	131	—	131
Note payable	9,268	-	9,268
Total	11,993	-	11,993

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of June 30, 2023.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, our operations are not exposed to exchange rate fluctuation.

As of June 30, 2023 and December 31, 2022, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

C.	Research and development, patents and licenses, etc.

We focus our research and development efforts on developing innovative Kylin-Cloud service platform.

Costs associated with research activities are expensed in profit or loss as they incur. Costs that are directly attributable to development activities are recognized as intangible assets if, and only if, all of the following have been demonstrated:

(i)	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

(ii)	the intention to complete the intangible asset and use or sell it;

(iii)	the ability to use or sell the intangible asset;

(iv)	how the intangible asset will generate probable future economic benefits;

(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(vi)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

D.	Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of June 30, 2023, the net carrying amount of property, plant and equipment was approximately RMB 1,327,000 (2022: RMB 1,006,000). No impairment loss was recognized for the six months ended June 30, 2023 and 2022. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of June 30, 2023, the carrying amount of investment property was nil (2022: nil). No impairment loss was recognized for the six months ended June 30, 2023 and 2022. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of June 30, 2023, the carrying amounts of land used rights was nil (2022: nil). No impairment loss were recognized against the original carrying amount of land use rights for the six months ended June 30, 2023 and 2022, respectively. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of financial assets (trade receivables)

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company recognized bad debts reversal of RMB nil and RMB 5.3 million for the six months ended June 30, 2023 and 2022, respectively. The Company’s discontinued operation recognized bad debts reversal of RMB 1.0 million and bad debts expense of RMB 18.8 million for the six months ended June 30, 2023 and 2022.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.